AMERICAN CONSUMERS, INC.
NET INCOME PER COMMON SHARE

EXHIBIT 11

	THIRTEEN WEEKS ENDED		TWENTY-SIX WEEKS ENDED
	December 1,	December 2,	December 1,	December 2,
	2007	2006	2007	2006

Net income for computing income per common share	$3,694	$3,231	$52,522	$23,578

Weighted average number of common shares outstanding during each period	783,836	790,191	784,758	794,076

Net income per common share	$0.005	$0.004	$0.067	$0.030